Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the three and six months ended June 30, 2025

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (unaudited)	As at June 30, 2025	As at December 31, 2024

ASSETS
Cash and cash equivalents	$81,770	$36,245
Amounts receivable and other (Note 6)	18,342	16,953
Prepaid gold interests (Note 7)	14,915	14,252
Investments and other (Note 8)	4,502	3,010
Inventory	1,944	3,835
Income tax receivable	1,178	1,066
Loans receivable	—	284
Current assets	122,651	75,645

Mineral interests (Note 9)	1,676,124	1,646,634
Prepaid gold interests (Note 7)	36,818	35,287
Deferred income tax	7,817	8,446
Loans receivable	1,858	1,500
Other assets	3,212	2,467
Non-current assets	1,725,829	1,694,334

TOTAL ASSETS	$1,848,480	$1,769,979

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$25,484	$23,090
Income tax payable	3,213	3,718
Lease obligation	361	318
Current liabilities	29,058	27,126

Deferred income tax	5,359	2,934
Lease obligation	1,243	1,373
Other non-current liabilities	4,922	2,826
Non-current liabilities	11,524	7,133

Shareholders’ equity
Share capital (Note 13)	1,739,835	1,744,341
Retained earnings (deficit)	51,275	(23,773)
Accumulated other comprehensive income ("AOCI")	1,344	—
Other	15,444	15,152
	1,807,898	1,735,720

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,848,480	$1,769,979

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

	For the three months ended June 30,		For the six months ended June 30,
($US thousands, except per share information) (unaudited)	2025	2024	2025	2024

Revenue (Note 15)	$94,087	$63,581	$176,332	$121,109

Cost of sales
Cost of sales excluding depletion	(11,074)	(7,521)	(22,836)	(14,070)
Depletion	(20,677)	(17,156)	(41,226)	(34,876)
Gross profit	62,336	38,904	112,270	72,163

General administration costs (Note 11)	(8,636)	(6,507)	(13,757)	(11,985)
Business development costs (Note 11)	(1,775)	(1,354)	(2,037)	(2,188)
Impairment reversal (charges) and expected credit losses (Note 9 and 14)	2,500	(141,771)	2,500	(148,034)
Operating income (loss)	54,425	(110,728)	98,976	(90,044)

Increase in fair value of investments and prepaid gold interests (Note 7 and 8)	6,916	2,069	12,533	3,746
Finance costs, net	(901)	(1,379)	(1,502)	(2,673)
Sustainability initiatives	(56)	(200)	(190)	(393)
Foreign currency translation (loss) gain	(64)	55	25	95
Other expenses	—	(994)	—	(1,766)
Other income (expenses)	5,895	(449)	10,866	(991)

Earnings (loss) before income taxes	60,320	(111,177)	109,842	(91,035)
Income tax expense	(4,584)	(260)	(8,585)	(2,978)
Net earnings (loss)	$55,736	$(111,437)	$101,257	$(94,013)

Earnings (loss) per share (Note 12)
Basic	$0.28	$(0.55)	$0.50	$(0.47)
Diluted	$0.28	$(0.55)	$0.50	$(0.47)

Net earnings (loss)	$55,736	$(111,437)	$101,257	$(94,013)
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods
Changes in fair value of derivatives designated as cash flow hedge (Note 5)	$1,828	—	$1,828	—
Tax expense relating to changes In fair value of derivatives (Note 5)	(484)	—	(484)	—
Other comprehensive income	1,344	—	1,344	—
Total comprehensive income (loss)	$57,080	$(111,437)	$102,601	$(94,013)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended June 30,		For the six months ended June 30,
($US thousands) (unaudited)	2025	2024	2025	2024

Operating activities
Net earnings (loss)	$55,736	$(111,437)	$101,257	$(94,013)
Adjustments for the following items:
Depletion	20,677	17,156	41,226	34,876
Non-cash cost of sales from prepaid gold interests (Note 7)	3,536	2,463	9,179	4,636
Amortization	86	85	172	175
Impairment (reversal) charges and expected credit losses	(2,500)	141,771	(2,500)	148,034
Increase in fair value of investments and prepaid gold interests (Note 7 and 8)	(6,916)	(2,069)	(12,533)	(3,746)
Stock-based compensation expense	—	368	292	1,054
Income tax expense	4,584	260	8,585	2,978
Finance and other costs, net	901	1,326	1,502	2,583
Operating cash flow before working capital and taxes	76,104	49,923	147,180	96,577
Income taxes paid, net	(4,544)	(2,992)	(6,514)	(4,877)
Change in working capital (Note 17)	4,554	2,426	1,303	(3,468)
Operating cash flow	76,114	49,357	141,969	88,232

Investing activities
Acquisition of mineral interests (Note 9)	(4,000)	(2,228)	(67,511)	(3,664)
Proceeds on disposal of mineral interests	—	366	—	366
Proceeds on sale of investments	1,488	2,847	1,488	2,847
Recovery (acquisition) of loan receivables	2,500	(7,754)	2,500	(14,639)
Acquisition of prepaid gold interests and investments (Note 7 and 8)	—	—	—	(6,330)
Net cash used in investing activities	(12)	(6,769)	(63,523)	(21,420)

Financing activities
Proceeds from issuance of debt (Note 10)	—	—	20,000	10,000
Repayments of debt (Note 10)	—	(40,000)	(20,000)	(47,000)
Proceeds from exercise of stock options and warrants	146	1,014	146	1,384
Normal course issuer bid ("NCIB") purchase of common shares (Note 13)	—	—	(8,018)	(3,582)
Dividends paid (Note 13)	(11,046)	(10,569)	(22,091)	(21,125)
Repayments and interest on lease obligation	(113)	(147)	(221)	(228)
Payment of interest	(479)	(1,186)	(1,143)	(2,599)
Debt issue costs	(1,633)	—	(1,633)	—
Net cash used in financing activities	(13,125)	(50,888)	(32,960)	(63,150)
Effect of exchange rate changes on cash and cash equivalents	36	2	39	22
Increase (decrease) in cash and cash equivalents during the period	63,013	(8,298)	45,525	3,684
Cash and cash equivalents at beginning of the period	18,757	29,361	36,245	17,379
Cash and cash equivalents at end of the period	$81,770	$21,063	$81,770	$21,063

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (unaudited)	Common Shares	Share Capital	Retained Earnings (Deficit)	AOCI	Other	Total

At January 1, 2024	201,353,962	$1,749,180	$46,831	$—	$14,730	$1,810,741

Issuance of shares from exercise of stock options	410,845	(199)	—	—	—	(199)
NCIB purchase of common shares and automatic share purchase plan ("ASPP") (Note 12)	(283,100)	1,389	3,029	—	—	4,418
Stock-based compensation expense	—	—	—	—	1,054	1,054
Net loss	—	—	(94,013)	—	—	(94,013)
Dividends	—	—	(21,125)	—	—	(21,125)
Balance at June 30, 2024	201,481,707	$1,750,370	$(65,278)	$—	$15,784	$1,700,876

At January 1, 2025	201,211,843	$1,744,341	$(23,773)	$—	$15,152	$1,735,720

Issuance of shares from exercise of stock options	138,490	(606)	—	—	—	(606)
NCIB purchase of common shares and ASPP (Note 13)	(488,600)	(3,900)	(4,118)	—	—	(8,018)
Stock-based compensation expense	—	—	—	—	292	292
Net earnings	—	—	101,257	—	—	101,257
Dividends	—	—	(22,091)	—	—	(22,091)
Other comprehensive income	—	—	—	1,344	—	1,344
Balance at June 30, 2025	200,861,733	$1,739,835	$51,275	$1,344	$15,444	$1,807,898

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019, under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three and six months ended June 30, 2025 and 2024, comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious metals streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2024 and 2023 (“2024 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 3 to the 2024 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements, except as otherwise noted in Note 3. Certain comparative figures have been reclassified to conform to current year presentation. There was no new accounting standards effective January 1, 2025, that had a material impact to the Company’s financial statements as at June 30, 2025. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on August 6, 2025.

3. Accounting Policy Not Previously Disclosed in the 2024 Annual Financial Statements

Derivative instruments and hedge accounting

During the three and six months ended June 30, 2025, the Company applied IFRS 9 Financial Instruments (“IFRS 9”) hedge accounting policies. Under IFRS 9, the Company applies hedge accounting to qualifying hedging relationships to better reflect the economic effects of its risk management activities.

Derivative instruments are recorded at fair value on the balance sheet, with the classification based on contractual maturity. Derivative instruments are classified as hedges of fair value of recognized assets or liabilities or firm commitments (“fair value hedges’’), hedges of highly probable forecasted transactions (“cash flow hedges’’) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Cash flow hedges

Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flow are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (“OCI”). The gain or loss relating to the ineffective portion is recognized in the Net earnings (loss). Amounts accumulated in OCI are transferred to the Net earnings (loss) in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. When a derivative designated as a cash flow hedge expires or is sold and the forecast transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the Net earnings (loss) when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to Net earnings (loss).

4. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2024 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2024 Annual Financial Statements.

Impairment

As at June 30, 2025, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed, other than as described below.

Nevada Copper experienced financial distress and filed for Chapter 11 bankruptcy in June 2024. As a result, Triple Flag conducted an impairment analysis and concluded that the recoverable amount of the stream and loan was nil, resulting in a $104.1 million impairment charge for the three months ended June 30, 2024. Although the stream was eliminated with no material recovery after the asset sale, Triple Flag’s royalty interests in other projects remained intact and unimpaired.

Following Elevation Gold Mining Corp.’s (“Elevation”) financial difficulties, suspension of obligations, and CCAA filing in July 2024, Triple Flag conducted an impairment analysis and concluded the recoverable amount of the stream and loans was nil, resulting in a $40.1 million impairment and credit loss charge in the three months ended June 30, 2024.

During the three months ended June 30, 2025, Triple Flag recorded a reversal of impairment losses amounting to $2.5 million relating to the previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process. The company received an additional $1.8 million subsequent to quarter end, which will be recorded as an impairment reversal in the third quarter. The impairment reversal was recognized in profit or loss under “Impairment (reversal) charges and expected credit losses”.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

5. Key developments

Acquisition of Orogen Royalties Inc. (“Orogen”)

On July 9, 2025, Triple Flag completed the acquisition of all of the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen’s royalty assets, except for the 1.0% net smelter returns (“NSR”) royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (“Orogen Spinco”) as part of the Transaction. In conjunction with the completion of the transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares of Orogen Spinco, which equates to an approximate 11% interest in Orogen Spinco. The Company drew down $70.0 million subsequent to June 30, 2025, to partially fund the Orogen Transaction.

On April 23, 2025, Triple Flag transacted and designated foreign exchange forward contracts into cash flow hedge relationships for the anticipated acquisition of Orogen, as announced on April 22, 2025.  These foreign exchange forward contracts had a combined notional value to sell US$130.4 million and buy C$180 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025.

The foreign exchange forward contracts are classified as level 2 of the fair value hierarchy as the main valuation inputs used are observable yield curves and foreign exchange rates.  As at June 30, 2025, the fair value of the foreign exchange forward contracts was $1.8 million, resulting in a gain, net of tax, recognized in OCI for the three and six months ended June 30, 2025, of $1.3 million. The derivative asset was recognized in the condensed interim consolidated balance sheets under “Investments and other”.

Acquisition of an additional 1.5% gross revenue (“GR”) royalty on the Johnson Camp Mine

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone Excelsior Holdings L.P (“Greenstone”) on the Johnson Camp Mine in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag already owns on the Johnson Camp Mine.

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There is no step-down in stream rates.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million received in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income for the six months ended June 30, 2024.

6. Amounts receivable and other

As at	June 30, 2025	December 31, 2024
Royalty receivables	$17,779	$16,022
Prepaid expenses	141	664
Value added tax recoverable	422	267
Total amounts receivable and other	$18,342	$16,953

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

7. Prepaid gold interests

As at	June 30, 2025	December 31, 2024
Auramet	$49,163	$46,082
Steppe Gold	2,570	3,457
Total prepaid gold interests	51,733	49,539
Current portion	14,915	14,252
Non-Current portion	$36,818	$35,287

For the three and six months ended June 30, 2025, the Company recognized a gain of $6.4 million and $11.4 million, respectively (2024: $3.4 million and $5.5 million), as a result of changes in the fair value of prepaid gold interests.

Auramet

The Prepaid Gold Interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement for a cash payment of $5.0 million, less certain cash flows related to the gold deliveries. The remaining contractual ounces to be delivered as of June 30, 2025, are 30,000 ounces of gold. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. During the three months ended March 31, 2025, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. As such, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces, or contractual damages owed, under the Steppe Gold Prepaid Gold Interest Agreement.

The fair value of the prepaid gold interest as of June 30, 2025, was estimated by considering the credit risk associated with the financial asset due to the ongoing contractual dispute.

8. Investments and other

Investments and other comprise equity interests and warrants in publicly traded and private companies, as well as derivative assets.  Equity interests and warrants in publicly traded and private companies and derivative assets have been recorded at fair value.  The fair value of public equity investments is classified as level 1 of the fair value hierarchy, using quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.  The fair value of the level 1 investments is $1.1 million (2024: $1.4 million) and the fair value of the level 3 investments is $1.6 million (2024: $1.6 million). The derivative assets are classified as level 2 of the fair value hierarchy as the main valuation inputs used are observable yield curves and foreign exchange rates. As at June 30, 2025, the fair value of the foreign exchange forward contracts was $1.8 million (2024: $nil).

For the three and six months ended, June 30, 2025, the Company recognized a gain of $0.5 million and $1.2 million, respectively (2024: loss of $1.3 million and $1.8 million) as a result of changes in fair value of investments and $1.8 million (2024: $nil) as a result of changes in fair value of derivatives . Triple Flag disposed of various equity investments during the three and six months ended June 30, 2025, for cash proceeds of $1.5 million (2024: $2.8 million).

9. Mineral interests

June 30, 2025	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2025	$1,404,393	$846,879	$2,251,272
Additions[2]	35,136	34,175	69,311
As at June 30, 2025	$1,439,529	$881,054	$2,320,583

Accumulated depletion and impairments
As at January 1, 2025	$(487,633)	$(117,005)	$(604,638)
Depletion	(27,445)	(12,376)	(39,821)
As at June 30, 2025	$(515,078)	$(129,381)	$(644,459)
Carrying value	$924,451	$751,673	$1,676,124

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

December 31, 2024	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2024	$1,357,954	$835,460	$2,193,414
Additions[3]	46,439	11,785	58,224
Disposals	—	(366)	(366)
As at December 31, 2024	$1,404,393	$846,879	$2,251,272

Accumulated depletion and impairments
As at January 1, 2024	$(337,290)	$(83,071)	$(420,361)
Depletion	(47,735)	(29,496)	(77,231)
Impairment charges[4]	(102,608)	(4,438)	(107,046)
As at December 31, 2024	$(487,633)	$(117,005)	$(604,638)
Carrying value	$916,760	$729,874	$1,646,634
1.	Includes $1,003 million (2024: $1,035 million) of depletable mineral interest and $673 million (2024: $599 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2024: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2025 (2024: nil) Consequently, there were no cash flows related to these assets for the three and six months ended June 30, 2025 and 2024.
2.	Largely reflects the acquisition of the Sierra Sun Streams ($35.1 million), the Tres Quebradas lithium project GR royalty ($28.7 million) and the additional 1.5% GR royalty on the Johnson Camp Mine ($4.0 million).
3.	Largely reflects the acquisition of the Agbaou stream ($19.9 million), Bonikro stream ($26.5 million), an additional Tamarack royalty ($8.0 million) and funding for the Prieska royalty ($3.4 million).
4.	Includes impairment charges for the Nevada Copper stream ($83.9 million), the Elevation stream ($18.7 million), and other royalty interests ($4.4 million).

10. Debt

Revolving Credit Facility

The Revolving Credit Facility (“Credit Facility”) is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. On April 22, 2025, the Company renewed and upsized the Credit Facility from $500 million to $700 million. Under the agreement, the Company has a Credit Facility of $700 million with an additional uncommitted accordion of up to $300 million maturing on April 22, 2029. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.45% and 1.75% per annum depending upon the Company’s leverage ratio; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.45% and 2.75% per annum, depending on the Company’s leverage ratio.

As at June 30, 2025, the Company had no outstanding balance on its Credit Facility (2024: nil). Finance costs for the three and six months ended June 30, 2025, were $1.1 million and $1.9 million, respectively (2024: $1.4 million and $3.0 million), including interest charges and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at June 30, 2025, all such ratios and requirements were met.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

11. Operating expenses by nature1

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Employee costs[2,3]	$7,729	$5,107	$11,551	$9,675
Office, insurance and other expenses	1,059	1,454	2,257	2,785
Professional services[3]	1,623	1,300	1,986	1,713
Total general administration and business development costs	$10,411	$7,861	$15,794	$14,173

1.Includes general administration costs and business development costs.

2.

Includes share-based compensation expense for the three and six months ended June 30, 2025 of $5.1 million and $8.6 million, respectively (2024: $2.3 million and $4.2 million), of which $3.3 million and $5.2 million, respectively (2024: $0.7 million and $1.2 million) related to mark-to-market remeasurements as a result of increases in the Company’s share price over the respective periods.

3.Certain costs have been presented within business development costs due to their nature.

12. Earnings per share – basic and diluted

	For the three months ended June 30,
	2025		2024
	Basic	Diluted	Basic	Diluted
Net earnings (loss)	$55,736	$55,736	$(111,437)	$(111,437)
Weighted average shares outstanding	200,834,984	201,411,851	201,249,986	201,249,986
Earnings (loss) per share	$0.28	$0.28	$(0.55)	$(0.55)

	For the six months ended June 30
	2025		2024
	Basic	Diluted	Basic	Diluted
Net earnings (loss)	$101,257	$101,257	$(94,013)	$(94,013)
Weighted average shares outstanding	200,889,595	201,373,723	201,195,314	201,195,314
Earnings (loss) per share	$0.50	$0.50	$(0.47)	$(0.47)

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

13. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At June 30, 2025, the share capital comprised 200,861,733 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2023	201,353,962	$1,749,180
Exercise of stock options	473,081	(163)
NCIB purchase of common shares and ASPP	(615,200)	(4,676)
Balance at December 31, 2024	201,211,843	$1,744,341
Exercise of stock options	138,490	(606)
NCIB purchase of common shares and ASPP	(488,600)	(3,900)
Balance at June 30, 2025	200,861,733	$1,739,835

In November 2024, Triple Flag received approval from the TSX to renew its NCIB. Under the NCIB, the Company may acquire up to 10,071,642 (2023 NCIB: 10,078,488) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2025. Daily purchases will be limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024, to October 31, 2024, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the three and six months ended June 30, 2025, the Company purchased nil and 488,600 of its common shares under the NCIB (2024: nil and 283,100 common shares) for nil and $8.0 million, respectively (2024: nil and $3.6 million), of which $4.2 million (2024: $2.5 million) was share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2024: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

Dividends

In the three and six months ended June 30, 2025, Triple Flag declared and paid dividends totaling $11.0 million and $22.1 million, respectively (2024: $10.6 million and $21.1 million), which equates to an average dividend per share of $0.055 (2024: $0.0525). For the three and six months ended June 30, 2025, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (2024: nil).

14. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), investments and derivative assets, loans receivable, amounts payable and other liabilities (excluding stock-based compensation), lease obligations and debt.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to the expected credit risk model include cash and cash equivalents, amounts receivable (excluding value

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

added taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $17.8 million as at June 30, 2025 (December 31, 2024: $16.0 million), and loans receivable had a carrying value of $1.9 million as at June 30, 2025 (December 31, 2024: $1.8 million).

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

The expected credit loss for the loans receivable is measured based on the general approach. The expected credit losses were estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment.

For the three and six months ended June 30, 2025 and 2024, the application of the expected credit loss model for loan receivable did not have a significant impact, as the Company determined that the expected credit losses on the loan receivable were nominal.

As at June 30, 2024, Triple Flag assessed the recoverability of its financial assets in accordance with its credit risk evaluation policies and the expected credit loss model under IFRS 9. Based on this assessment, management concluded that there was no reasonable expectation of recovery of the loan receivable and promissory note balances due from Elevation and Nevada Copper. As a result, the Company recognized a full impairment of these financial assets, $21.4 million and $20.2 million, respectively, and the carrying amounts were written down to nil.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 8 for additional details on the fair value hierarchy classification of investments and derivative assets that are measured at fair value.

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, loans receivable, amounts payable and other liabilities (excluding stock-based compensation), and debt approximates their fair value. Investments, derivative assets, and prepaid gold interests are carried at fair value. Financial assets and financial liabilities as at June 30, 2025, and December 31, 2024, were as follows:

		Financial assets	Financial liabilities
As at June 30, 2025	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$81,770	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	17,779	—
Prepaid gold interests	51,733	—	—
Investments and other	4,502	—	—
Loans receivable	—	1,858	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	16,341
Total	$56,235	$101,407	$16,341

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

		Financial assets	Financial liabilities
As at December 31, 2024	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$36,245	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	16,022	—
Prepaid gold interests	49,539	—	—
Investments and other	3,010	—	—
Loans receivable	—	1,784	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	18,167
Total	$52,549	$54,051	$18,167

Derivative Financial Instruments

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks. The time frame and manner in which the Company manages those risks varies for each item based upon management’s assessment of the risk and available alternatives for mitigating risk. For some of these risks, the Company believes that derivatives are an appropriate way of managing the risk. The Company uses derivatives as part of the risk management program to mitigate the risk. The derivatives used meet hedge effectiveness criteria and are designated in a hedge accounting relationship. The derivative assets were recognized in the condensed interim consolidated balance sheets under “Investments and other”.

Derivatives are designated as hedges of highly probable forecasted transactions (“cash flow hedges”), referred to as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

15. Revenue

Revenue is comprised of the following:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Revenue from contracts with customers
Stream and related interests
Gold	$44,613	$23,614	$88,817	$43,950
Silver	30,389	25,485	49,678	44,652
Royalty interests	19,085	14,482	37,837	31,135
Revenue – other	—	—	—	1,372
Total revenues	$94,087	$63,581	$176,332	$121,109

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and related interests and royalty revenues were mainly earned from the following mineral interests:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Revenue from contracts with customers
Stream and related interests
Northparkes	$31,419	$15,479	$56,966	$28,488
Cerro Lindo	24,205	20,071	38,708	33,699
Impala Bafokeng	4,587	3,284	9,346	6,465
Auramet	4,213	2,930	7,848	5,538
Buriticá	3,577	3,402	7,169	5,417
Bonikro	2,813	—	6,448	—
Agbaou	1,802	—	4,950	—
La Colorada	1,269	1,002	3,147	2,139
ATO	—	2,931	2,690	5,780
Other	1,117	—	1,223	1,076
	$75,002	$49,099	$138,495	$88,602
Royalty interests
Beta Hunt	$4,760	$3,376	$9,402	$5,889
Fosterville	2,532	2,107	5,494	4,283
Camino Rojo	2,089	1,434	4,042	2,791
Young-Davidson	2,136	1,582	3,835	2,931
Florida Canyon	1,798	1,283	3,337	2,211
Agbaou	1,399	928	3,052	1,607
Stawell	1,135	568	1,938	1,357
Kensington	914	562	1,831	5,168
Other	2,322	2,642	4,906	4,898
	$19,085	$14,482	$37,837	$31,135
Revenue from contracts with customers	$94,087	$63,581	$176,332	$119,737
Revenue – other	$—	$—	$—	$1,372
Total revenues	$94,087	$63,581	$176,332	$121,109

During the three and six months ended June 30, 2025, sales to one financial institution accounted for 79% and 82%, respectively, of the Company’s revenue from stream and related interests (2024: 81% and 82%). The Company would not be materially affected should this financial institution cease to buy metal credits from the Company as these sales would be redirected to alternative financial institutions.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

16. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Geographic revenues from the sale of metals acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interest or royalty.

For the three and six months ended June 30, 2025 and 2024, stream and related interest and royalty revenues were mainly earned from the following jurisdictions:

Revenue by geography

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Australia	$40,437	$23,153	$75,049	$43,024
Peru	24,336	20,223	39,009	34,066
Africa and Asia	10,601	7,142	26,486	13,852
Other Latin America	6,934	6,083	14,483	10,841
United States	7,159	4,774	13,250	15,365
Canada	4,620	2,206	8,055	3,961
Total revenues	$94,087	$63,581	$176,332	$121,109

17. Change in working capital

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
(Increase) decrease in amounts receivable and other assets	$(2,503)	$3,038	$(1,109)	$(2,855)
Decrease (increase) in inventory[1]	942	(1,065)	486	(742)
Increase in amounts payable and other liabilities	6,115	453	1,926	129
Change in working capital	$4,554	$2,426	$1,303	$(3,468)

1.	Excludes depletion